Exhibit 99.1

Kamada and Chiesi Farmaceutici S.p.A. Mutually Agree to
Terminate European Distribution Agreement for Inhaled
Alpha-1 Antitrypsin Therapy for Treatment of Alpha-1
Antitrypsin Deficiency

Following Kamada’s Recent Withdrawal of European Marketing Authorization
Application, Distribution Agreement Not Currently Warranted

Rehovot, Israel, November 20, 2017 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced that the Company and Chiesi Farmaceutici S.p.A., a fully integrated European Pharmaceutical company focused on respiratory disease and special care products, have mutually agreed to terminate the parties’ European distribution agreement related to Kamada’s inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD).  Following Kamada’s recent withdrawal of the Marketing Authorization Application (MAA) for this product candidate with the European Medicines Agency (EMA), a European distribution agreement within the pact’s defined timeframe is not currently warranted.

Kamada now maintains full, worldwide commercial rights to its inhaled AAT.  There are no financial implications related to the termination of this agreement.

“As previously announced, we expect to begin a Phase 3 trial for our Inhaled AAT in 2018, once we receive the required regulatory approvals,  and if successful, we intend to utilize the data to be obtained from this pivotal study to resubmit our MAA in Europe,” said Amir London, Kamada’s Chief Executive Officer.  “The clinical profile of our inhaled AAT continues to provide us confidence in its potential to be a safe and effective treatment for AATD, and we look forward to proceeding with the Phase 3 program for the potential benefit of the global AATD patient population.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com